Exhibit 8

[LUSE GORMAN POMERENK & SCHICK LETTERHEAD]

April ~~5~~ 28 , 2006

Boards of Directors

Empire State Bank, N.A.

ES Bancshares, Inc.

68 North Plank Road

Newburgh, New York 12550

Re:

Holding Company Reorganization

Ladies and Gentlemen:

We have been requested as special counsel to Empire State Bank, N.A., a national bank organized under the laws of the United States of America (the “Bank”), and ES Bancshares, Inc., a Maryland corporation (the “Company”) to express our opinion concerning certain federal income tax matters relating to the transactions contemplated by that certain Agreement and Plan of Share Exchange (the “Plan”) entered into as of the 21st day of March 2006, between the Bank and the Company.

In preparing this opinion, we have relied solely on: (i) the facts set forth below; (ii) the representations made to us by the Bank; and (iii) our examination of the Plan and certain other documents, some of which are described or referred to in the Plan. Unless otherwise defined, all terms used herein have the meanings given to such terms in the Plan. In our examination, we have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures.  We have not, and will not, independently verify the completeness or accuracy of any of these facts or representations unless we have reason to question their veracity. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

In issuing our opinions, we have assumed that the Plan has been duly and validly authorized and has been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held; that the Bank will comply with the terms and conditions of the Plan; and that the various representations and warranties which are provided to us are accurate, complete, true and correct.   Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing.  We specifically express no opinion concerning tax matters relating to the Plan under state and local tax laws and under federal income tax laws except on the basis of the documents and assumptions described above.

In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”); existing and proposed treasury regulations thereunder; and current administrative rulings, notices and procedures.  Such laws, regulations, administrative rulings, notices and procedures are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below.  This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

In rendering our opinions, we have assumed that the persons and entities identified in the Plan will at all times comply with the requirements of applicable Code Sections, other applicable state and federal laws and the representations of the Bank.  In addition, we have assumed that the activities of the persons and entities identified in the Plan will be conducted strictly in accordance with the Plan.   Any variations may affect the opinions we are rendering.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the Internal Revenue Service (the “Service”) or a court.

~~The information contained within this document is confidential advice and is provided for your exclusive use. As such, it is subject to the confidentiality privileges relating to taxpayer communications described in section 7525 of the Code. This is considered a privileged communication under that section. You, as the client, are entitled to assert this privilege in a non-criminal tax matter before the Service or a non-criminal tax proceeding in a federal court brought by or against the United States.  However, if the confidentiality of this document or its content is not maintained and is revealed to a third party not within the privilege, the Service may assert that such privilege has been waived. Other actions may also cause the privilege to be waived.~~  Capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

STATEMENT OF FACTS

Empire State Bank, N.A. is a national bank organized under the laws of the United States of America, with its principal office at 68 North Plank Road, Newburgh, New York 12550 (the “Bank”).  ES Bancshares, Inc. is a newly organized Maryland corporation that will operate as a bank holding company (the “Company”).

For what are represented to be valid business purposes, the Bank’s Board of Directors has decided to reorganize the Bank into a one-bank holding company pursuant to the provisions of 12 U.S.C. § 215a-2.  On March 21, 2006, the Board of Directors of the Bank adopted the Plan.  The Plan provides for the establishment of a holding company structure so as to add flexibility to the operations of the Bank by expanding services to customers in the area served by the Bank through investment in activities which are, or in the future may be, permitted to be engaged in by bank holding companies.  Accordingly, the following transaction has been proposed:

1.

Pursuant to the Plan, the Company will acquire all of the outstanding stock of the Bank from Bank shareholders in exchange for an equal number of shares of  Company voting common stock.  No fractional shares will be involved.

2.

Bank shareholders who perfect their dissenters’ rights under 12 U.S.C. § 215a will be entitled to receive cash from the Bank in the amount of the fair market value of the surrendered shares of Bank common stock.

3.

The Bank will survive the transaction and will carry on the business of the Bank as a subsidiary of the Company with the same directors, officers and employees, and the same powers, charter provisions, property and name that the Bank had prior to the consummation of the transaction.

OPINION

Based solely on the information provided, including the representations of an authorized officer of the Bank, we render the following opinion:

1.

The acquisition by the Company of at least 80 percent of the shares of Bank common stock in exchange solely for Company voting common stock will constitute a reorganization within the meaning of section 368(a)(1)(B) of the Code.  The Company and the Bank will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2.

No gain or loss will be recognized by the Company upon the receipt of Bank common stock in exchange solely for Company voting common stock (Section 1032(a) of the Code).

3.

The basis of the Bank common stock to be received by the Company will be the same as the basis of the Bank common stock in the hands of Bank shareholders immediately prior to the exchange (Section 362(b) of the Code).

4.

The holding period of the Bank common stock to be received by the Company will include the period during which such stock was held by Bank shareholders (Section 1223(2) of the Code).

5.

No gain or loss will be recognized by Bank shareholders on the exchange of their Bank common stock solely for the voting common stock of the Company, as described above (Section 354(a)(1) of the Code).

6.

The basis of Company voting common stock to be received by Bank shareholders will be the same as the basis of Bank common stock surrendered in exchange therefor (Section 358(a)(1) of the Code).

7.

The holding period of the Company common stock to be received by Bank shareholders will include the holding period of the shares of Bank common stock surrendered in exchange therefor, provided that the shares of Bank common stock were held as capital assets on the date of the exchange (Section 1223(1) of the Code).

8.

Where a shareholder of Bank dissents to the proposed transaction and receives cash from the Bank for his Bank common stock, such cash will be treated as received by a shareholder as a distribution in redemption of his Bank common stock subject to the provisions and limitations of Section 302 of the Code (Rev. Rul. 74-502, 1974-2 C.B. 116).

The opinions set forth above represent our conclusions as to the application of existing federal income tax law to the facts of the instant transaction, and we can give no assurance that changes in such law, or in the interpretation thereof, will not affect the opinions expressed by us.

There can be no assurance that contrary positions to the ones set forth in our opinions may not be taken by the Service, or that a court considering the issues would not hold contrary to such opinions.

It is expressly understood that the opinions set forth above represent our conclusions based upon the documents reviewed by us and the facts presented to us.  Any material amendments to such documents or changes in any significant fact would affect the opinions expressed herein.

We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above.  This opinion is rendered solely ~~for the benefit of the Company, the Bank, and prospective investors~~ in connection with the proposed transactions described herein, and may not be ~~delivered to or~~  relied upon for any other purposes ~~by any other person or entity~~  without our express written consent.

We hereby consent to the reproduction of this tax opinion as an exhibit to the ES Bancshares, Inc. Registration Statement on Form S-4 and to the prospectus discussion.

Very truly yours,

/s/ Luse Gorman Pomerenk & Schick

LUSE GORMAN POMERENK & SCHICK,

A Professional Corporation